                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 TIM: FINALIZES SALE OF 80.87% OF TIM HELLAS TO APAX PARTNERS AND TEXAS PACIFIC GROUP

429 million euro capital gain achieved

Athens, June 15, 2005 – TIM International (100%-owned by TIM S.p.A.) today signed a final agreement for the sale of its entire equity interest in TIM Hellas, equal to 80.87%, to funds managed by Apax Partners and the Texas Pacific Group (TPG).

The agreement which was announced to the market on April 4 2005, was signed in Athens after obtaining clearance from the competent Greek and European Union authorities.

The price of the sale is €1,114.1 million. This corresponds to an enterprise value of €1.6 billion for 100% of TIM Hellas, and is equivalent to approximately €16.43 per share.

The transaction will result in a capital gain of approximately €429 million on the TIM Group consolidated Financial Statement.

The TIM Group’s net financial position will improve due to the deconsolidation of TIM Hellas debt for 216 million euro and the receipt of the agreed consideration.

An agreement was also signed licensing TIM Hellas to use the TIM brand.

APAX PARTNERS

Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel and the United States. Apax Partners has raised or advised approximately $20 billion around the world. With more than 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a multi-stage equity investment strategy, investing in late venture, growth capital and buyouts.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of telecommunications, IT, retail and consumer, media, healthcare and financial/business services. Apax Partners' Funds investments include Inmarsat, Intelsat, Audible, Dialog Semiconductor, Frontier Silicon, Jamdat, Kabel Deutschland, Sonim Technologies and Yell. For more information visit: www.apax.com.

TEXAS PACIFIC GROUP

Texas Pacific Group (TPG) is a leading global private equity firm. TPG manages over $15 billion in committed equity capital, and in the course of its history, has completed more than 65 transactions. TPG recently raised TPG Partners IV LP, a $5.8 billion private equity fund. TPG was one of the first major US-based private equity firms to establish a European business and over the past 12 months TPG has invested over $1bn of equity in transactions with an aggregate enterprise value of around $15bn, including Debenhams, Scottish & Newcastle Retail (Pubs), Grohe, Isola (from Rutgers/RAG) and Eutelsat. TPG’s European investments also include Ducati, Findexa and Spirit Group.

TPG holds investments in the technology and telecommunications sector with investments in Eutelsat, Findexa, MEMC Electronic Materials (WFR), Seagate Technology (STX), ON Semiconductor (ONNN), Paradyne Networks (PDYN), GlobeSpanVirata (GSPN) and Crystal Decisions/Business Objects (BOBJ)

TIM

The TIM Group is one of the world's top mobile telecommunications operators and is the leader in its domestic Italian market with over 26 million lines at the end of the first quarter of 2005. TIM also operates in Turkey and South America.

TIM is the leader for innovation in a competitive environment, leveraging a high rate of market penetration and rapid technological innovation.

Additional information on TIM may be found on the company web site at www.tim.it

Telecom Italia

Media Relations

TIM Press Office

Tel: +39 06 3688 2499/2610

www.tim.it

www.telecomitalia.it/stampa_uk

TIM Investor Relations: +39 06 3900 3798

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 15th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager